Canaccord Genuity LLC

Consolidated Statement of Income

Year Ended March 31, 2020

Revenues

Commissions, net	$ 60,484,629
Investment banking	89,350,012
Principal transactions, net	75,049,624
Interest and dividend income	1,934,585
Other Revenue	9,913,607
	$ 236,732,457

Expenses

Compensation and benefits	$ 137,612,576
Floor brokerage, exchange, trading, and clearing fees	33,398,078
Communications and data processing	14,839,085
Promotion and travel	9,056,555
Occupancy and equipment	8,904,110
Interest and dividend expense	5,805,640
Banking related underwriting expenses	4,106,687
Professional fees	3,605,383
Depreciation of fixed assets	1,132,666
Development costs	342,152
Other expenses	6,195,142
	$ 224,998,074

Gain before income taxes	11,734,383
Net Gain	$ 11,734,383